Exhibit 99.1

Century 21 China Real Estate Reports Third Quarter 2011 Unaudited Financial Results

BEIJING, China, November17, 2011 - IFM Investments Limited (NYSE: CTC) (“Century 21 China Real Estate” or the “Company”), a leading comprehensive real estate services provider and the exclusive franchisor for the CENTURY 21® brand in China, today announced its unaudited financial results for the third quarter ended September 30, 2011.

Third Quarter 2011 Highlights(1)

•                  Consolidated net revenue in the third quarter of 2011 was RMB156.5 million (US$24.5 million), a decrease of 7.1% from the second quarter of 2011, and an increase of 13.2% from the third quarter of 2010.

•                  Revenue from company-owned brokerage services in the third quarter of 2011 was RMB135.7 million (US$21.3 million), a decrease of 3.6% from the second quarter of 2011, and an increase of 5.2% from the third quarter of 2010.

•                  Revenue from primary and commercial services in the third quarter of 2011 was RMB13.0 million (US$2.0 million), a 31.3% increase from the second quarter of 2011.

•                  Non-GAAP net loss attributable to IFM Investments Limited for the third quarter of 2011 was RMB91.0 million (US$14.3 million), an increase of 14.3% from the second quarter of 2011, and an increase of 92.0% from the third quarter of 2010. Excluding the store closure-related costs of approximately RMB15.4 million (US$2.4 million), non-GAAP net loss attributable to IFM Investments Limited in the third quarter of 2011 would be RMB75.6 million (US$11.9 million).

•                  Net loss attributable to IFM Investments Limited for the third quarter of 2011 was RMB91.7 million (US$14.4 million), an increase of 14.1% from the second quarter of 2011, and an increase of 82.7% from the third quarter of 2010.

“While transaction volumes in the secondary market remain suppressed by the tough regulatory and lending environment, we were encouraged by our progress in the primary sales market,” said Mr. Donald Zhang, chairman and chief executive officer of Century 21 China Real Estate. “Although we do not expect regulations to be relaxed in the near term, we are confident our diversification strategy will position Century 21 China Real Estate to meet current market challenges and to prosper when the overall market returns to normality.”

Mr. Harry Lu, vice chairman and president added, “Our efforts to build revenues from business lines beyond the secondary market continued to show momentum in the third quarter. Our primary market business grew strongly, with gross floor area (“GFA”) sales increasing by more than 150% quarter on quarter to approximately 95,000 square meters. We have also made solid progress on our efforts to reduce costs by focusing resources on our most

(1)This announcement contains translations of certain Renminbi (“RMB”) amounts into U.S. dollar (“US$”) amounts at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from RMB amounts into US$ as of and for the quarter ended September 30, 2011, were made at a rate of RMB6.3780 to US$1.00 which was the noon buying rate on September 30, 2011 in New York for cable transfers in RMB as certified in the H.10 weekly statistical release of the Federal Reserve Board. The Company’s functional and reporting currency is the RMB.

productive locations. We recorded some one-time costs related to store closures in the third quarter, and expect the savings from these closures to be increasingly evident from the fourth quarter onwards.”

Third Quarter 2011 Results

The Company’s total consolidated net revenue in the third quarter of 2011 was RMB156.5 million (US$24.5 million), representing a decrease of 7.1% from RMB168.5 million in the second quarter of 2011, and an increase of 13.2% from RMB138.3 million in the third quarter of 2010. The sequential decrease was primarily due to the higher initial franchise fees recognized in the second quarter of 2011 as the Company granted two new regional sub-franchises. The year-over-year increase was primarily due to increased per-store productivity and increased revenue from primary and commercial services.

Revenue from company-owned brokerage services in the third quarter of 2011 was RMB135.7 million (US$21.3 million), representing 86.7% of total net revenue, a decrease of 3.6% from RMB140.7 million in the second quarter of 2011, and an increase of 5.2% from RMB129.0 million in the third quarter of 2010. The sequential decrease was primarily due to the decrease in sales and purchase transaction volumes as a result of the continuing nationwide slowdown in the secondary property market. The year-over-year increase was primarily due to an increase in rental commission revenue driven by the current depressed secondary homes sales and purchase transaction volumes in Beijing and Shanghai.

Revenue from mortgage management services in the third quarter of 2011 was RMB4.7 million (US$0.7 million), representing 3.0% of total net revenue, a decrease of 20.3% from RMB5.9 million in the second quarter of 2011, and a decrease of 6.0% from RMB5.0 million in the third quarter of 2010. This was primarily due to lower volumes and decreased total fees earned for existing home equity loans by the Company in the third quarter of 2011 as a result of the restrictive lending policy implemented in the first-tier cities.

Revenue from franchise services in the third quarter of 2011 was RMB3.1 million (US$0.5 million), representing 2.0% of total net revenue, a decrease of 74.2% from RMB12.0 million in the second quarter of 2011, and a decrease of 20.5% from RMB3.9 million in the third quarter of 2010. The sequential decrease was primarily due to the higher initial franchise fees recognized in the second quarter of 2011 as the Company granted two new regional sub-franchisors. The year-over-year decrease was primarily due to a decrease in royalty revenues paid by some regional sub-franchisors in the third quarter of 2011 due to poor performance.

Revenue from primary and commercial services in the third quarter of 2011 was RMB13.0 million (US$2.0 million), representing 8.3% of total net revenue, an increase of 31.3% from RMB9.9 million in the second quarter of 2011. This increase was primarily due to commissions generated from the sale of approximately 95,000 square meters GFA of new homes and revenues from consulting services provided on several new commercial development projects in the third quarter of 2011.

Commissions and other agent-related costs in the third quarter of 2011 were RMB109.4 million (US$17.2 million), or 69.9% of total net revenue, representing a decrease of 8.7% from RMB119.8 million in the second quarter of 2011, and an increase of 32.8% from RMB82.4 million in the third quarter of 2010. The sequential decrease was primarily due to lower commission expenses as a result of lower commission revenue. The year-over-year increase was primarily due to an increase in the number of sales professionals employed.

Operating costs in the third quarter of 2011 were RMB81.2 million (US$12.7 million), or 51.9% of total net revenue, representing an increase of 4.8% from RMB77.5 million in the second quarter of 2011, and an increase of 46.6% from RMB55.4 million in the third quarter of 2010. Excluding the store closure-related costs of approximately RMB15.4 million (US$2.4 million), total operating costs for the third quarter of 2011 would be RMB65.8 million (US$10.3 million), which declined sequentially due to a reduction in the number of the stores.

Selling, general and administrative expenses in the third quarter of 2011 were RMB57.5 million (US$9.0 million), or 36.7% of total net revenue, representing an increase of 10.6% from RMB52.0 million in the second quarter of 2011, and an increase of 20.0% from RMB47.9 million in the third quarter of 2010. The year-over-year increase was largely due to an increase in non-sales staff hiring and higher marketing expenses.

Loss from operations in the third quarter of 2011 was RMB91.7 million (US$14.4 million), compared to a loss from operations of RMB80.9 million in the second quarter of 2011 and RMB47.4 million in the third quarter of 2010. Excluding the store closure-related costs of approximately RMB15.4 million (US$2.4 million), loss from operations for the third quarter of 2011 would be RMB76.3 million (US$12.0 million). Non-GAAP loss from operations in the third quarter of 2011 was RMB91.0 million (US$14.3 million), compared to non-GAAP loss from operations of RMB80.1 million in the second quarter of 2011 and RMB44.6 million in the third quarter of 2010. Excluding the store closure-related costs of approximately RMB15.4 million (US$2.4 million), non-GAAP loss from operations in the third quarter of 2011 would be RMB75.6 million (US$11.9 million).

Foreign exchange loss for the third quarter of 2011 was RMB1.5 million (US$0.2 million), compared to RMB2.0 million in the second quarter of 2011 and RMB5.5 million in the third quarter of 2010, due to US dollar depreciation against the RMB during the relevant period.

Net loss attributable to IFM Investments Limited in the third quarter of 2011 was RMB91.7 million (US$14.4 million), compared to a net loss attributable to IFM Investments Limited of RMB80.4 million in the second quarter of 2011 and RMB50.2 million in the third quarter of 2010. Non-GAAP net loss attributable to IFM Investments Limited for the third quarter of 2011 was RMB91.0 million (US$14.3 million), compared to a non-GAAP net loss attributable to IFM Investments Limited of RMB79.6 million in the second quarter of 2011 and RMB47.4 million in the third quarter of 2010.

Each of our American depositary shares (“ADS”) represents 15 of our Class A ordinary shares. Basic and diluted net loss per ADS in the third quarter of 2011 was RMB2.06 (US$0.32). Non-GAAP basic and diluted net loss per ADS in the third quarter of 2011 was RMB2.04 (US$0.32).

Net cash used in operating activities in the third quarter of 2011 was RMB76.6 million (US$12.0 million) mainly due to operating losses. Cash used in investing activities in the third quarter of 2011 mainly comprised of the initial payment of RMB25.0 million (US$3.9 million) in respect to the acquisition of SG International Investment Limited (“Beijing Shanggu”), providing entrusted loans of RMB18.2 million (US$2.9 million), and the purchase of property, plant and equipment of RMB8.2 million (US$1.3 million).

Recent Business Developments

During the third quarter of 2011, the Company’s CENTURY 21® China Real Estate network covered 31 major cities with an average of more than 1,368 sales offices, including an average of 479 company-owned sales offices in operation and 34 temporarily closed company-owned sales offices. As of September 30, 2011, the Company’s CENTURY 21® China Real Estate network employed more than 16,700 sales professionals and maintained more than 7.6 million property listings.

The fair value of the contingent consideration payable in respect of the Beijing Shanggu acquisition was re-measured as of September 30, 2011 based on management’s best estimates as to the market and actual situation of Beijing Shanggu’s business. There are no material changes to the fair value initially recorded, thus no fair value adjustments were made in the profit and loss accounts in the third quarter of 2011.

Notice from the NYSE of Non-Compliance with Continued Listing Standard

The Company was notified on October 20, 2011 by the New York Stock Exchange (“NYSE”) that the average closing price of the Company’s ADSs over a consecutive 30 trading-day-period had fallen below the NYSE’s continued listing standard of US$1.00 per share.

Under the NYSE listing rules, the Company has a period of six months from the date of the notice to satisfy the average share price requirement. If the Company’s ADS price does not increase sufficiently to satisfy this minimum share price requirement within the prescribed timeframe, the Company’s board of directors intends to adjust its Class A ordinary share-to-ADS ratio or take other measures that will ensure compliance with this requirement and maintain the Company’s listing on the NYSE.  During this six-month cure period, the Company’s ADSs will continue to be listed and traded on the NYSE, subject to the Company’s compliance with other NYSE continued listing requirements.

Share Repurchase Program

The Company cancelled 1,498,590 ADS on August 12, 2011 which had been previously repurchased between November 2010 and April 2011.

Business Outlook

The Company currently estimates that its total net revenue for the fourth quarter of 2011 will be in the range of RMB140 million to RMB155 million. This forecast reflects the Company’s current and preliminary view, which is subject to change.

Conference Call Information

Century 21 China Real Estate’s management will host an earnings conference call on November 17, 2011 at 8 a.m. U.S. Eastern Time (9 p.m. Beijing/Hong Kong time).

Dial-in details for the earnings conference call are as follows:

U.S. Toll / International:	+1-718-354-1231
United States Toll Free:	+1-866-519-4004
Hong Kong:	+852-2475-0994

Please dial in 10 minutes before the call is scheduled to begin and provide the passcode to join the call. The passcode is “Century 21 China Real Estate Earnings Call.” A live and archived webcast of the conference call will be available until November 24, 2011 at http://ir.century21cn.com.

About Century 21 China Real Estate

IFM Investments Limited (“Century 21 China Real Estate” or “CTC”) is a leading comprehensive real estate services provider and the exclusive franchisor for the CENTURY 21® brand in China. CTC primarily focuses on China’s fast-growing and highly fragmented secondary real estate market, providing company-owned brokerage services, franchise services, mortgage management services, primary services, commercial services and fund management services. CTC has experienced substantial growth since it commenced operations in 2000, and received numerous awards and recognition as franchisor and real estate services provider for its service quality and business achievements. Century 21 China Real Estate became a public company in January 2010 and its ADSs, each of which represents 15 ordinary shares of CTC, currently trade on the New York Stock Exchange under the symbol “CTC.” For more information about CTC, please visit http://www.century21cn.com/english

SafeHarbor: Forward-Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements can be identified by terminology such as “aim,” “anticipate,” “believe,” “confident,” “continue,” “estimate,” “expect,” “future,” “intend,” “is currently reviewing,” “it is possible,” “likely,” “may,” “plan,” “potential,” “will” or other similar expressions or the negative of these words or expressions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its financial condition, results of operations, business strategy and financial needs. Among other things, the Business Outlook section and quotations from management in this press release, as well as the Company’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its reports filed or furnished with the U.S. Securities and Exchange Commission, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements and are subject to change, and such change may be material and may have a material adverse effect on the Company’s financial condition and results of operations for one or more periods. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained, either expressly or impliedly, in any of the forward-looking statements in this press release. Potential risks and uncertainties include, but are not limited to, the risks outlined in the Company’s Annual Report on Form 20-F and other documents filed with the U.S. Securities and Exchange Commission. Unless otherwise specified, all information provided in this press release and in the attachments is as of the date of this press release, and the Company does not undertake any obligation to update any such information, except as required under applicable law.

Non-GAAP Financial Measures

To supplement the financial measures prepared in accordance with generally accepted accounting principles in the United States, or GAAP, this press release includes non-GAAP financial measures of adjusted lossfrom operations, adjusted netlossattributable to IFM Investment Limited and adjusted net loss per ADS, each of which is adjusted to exclude share-based compensation. The Company believes these non-GAAP financial measures are important to help investors understand the Company’s current financial performance and future prospects, compare business trends among different reporting periods on a consistent basis and assess the Company’s core operating results. For a reconciliation of each of these non-GAAP financial measures to the most directly comparable GAAP financial measure, please see the condensed financial information included with this press release. One limitation of using non-GAAP financial measures as described above is that these expense charges have been and will continue to be significant recurring expenses in the Company’s business for the foreseeable future. Management compensates for this limitation by providing specific information regarding the GAAP amount excluded from the non-GAAP measure.Readers are cautioned not to view non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies.

For investor and media inquiries, please contact:

In China:

Ms. Echo Zou

IFM Investments Limited

Phone: +86-10-6561-7188*123

E-mail: ir@century21cn.com

JoshGartner

Brunswick Group

Phone: +86-10-5960-8600

Email: ctc@brunswickgroup.com

In the United States:

Cindy Zheng

Brunswick Group

Phone: +1-212-333-3810

Email: ctc@brunswickgroup.com

IFM Investments Limited

Unaudited Condensed Consolidated Balance Sheets

(in thousands)

	December31,	September30,	September30,
	2010	2011	2011
	RMB	RMB	US$
ASSETS
Current assets:
Cash and time deposits	640,647	296,162	46,435
Restricted cash	32,498	19,337	3,032
Accounts receivable, net	50,599	72,256	11,329
Loans receivable, net	12,732	50,129	7,860
Amounts due from related parties	1,710	50	8
Prepaid expenses and other current assets	55,096	55,105	8,640
Total current assets	793,282	493,039	77,304
Non-current assets:
Equity investments	6,210	7,779	1,220
Property and equipment, net	78,330	72,212	11,322
Intangible assets, net	34,888	97,221	15,243
Goodwill	16,607	145,312	22,783
Other non-current assets	29,225	24,964	3,914
Total assets	958,542	840,527	131,786

LIABILITIES, REDEEMABLE NON-CONTROLLING INTEREST AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	17,397	9,435	1,479
Accrued expenses and other current liabilities	163,036	162,980	25,555
Amounts due to related parties	261	266	42
Deferred revenue	9,032	6,486	1,017
Total current liabilities	189,726	179,167	28,093
Long-term deposits payable	13,316	12,868	2,018
Contingent consideration payable	—	69,943	10,966
Deferred tax liabilities	1,803	17,765	2,785
Total liabilities	204,845	279,743	43,862

Redeemable non-controlling interest	—	67,147	10,528

Shareholders’ equity:
Ordinary shares	5,083	4,939	774
Treasury stock	(25,824)	—	—
Additional paid-in capital	1,072,079	1,033,434	162,031
Statutory reserves	5,595	5,595	877
Accumulateddeficit	(301,865)	(559,604)	(87,740)
Total IFM Investments Limited shareholders’ equity	755,068	484,364	75,942
Non-controlling interest	(1,371)	9,273	1,454
Total shareholders’ equity	753,697	493,637	77,396
TOTAL LIABILITIES, REDEEMABLE NON-CONTROLLING INTEREST AND SHAREHOLDERS’ EQUITY	958,542	840,527	131,786

IFM Investments Limited

Unaudited Condensed Consolidated Statements of Operations

(in thousands, except per share and per ADS data)

	For the Three Months Ended
	September30,	June 30,	September30,	September30,
	2010	2011	2011	2011
	RMB	RMB	RMB	US$

Net revenue	138,285	168,475	156,453	24,530
Costs and expenses:
Commissions and other agent-related costs	(82,432)	(119,835)	(109,371)	(17,148)
Operating costs	(55,396)	(77,547)	(81,217)	(12,734)
Selling, general and administrative expenses	(47,868)	(51,968)	(57,540)	(9,022)
Total costs and expenses	(185,696)	(249,350)	(248,128)	(38,904)
Loss from operations	(47,411)	(80,875)	(91,675)	(14,374)
Interest income	2,414	2,112	1,341	210
Other income	—	45	—	—
Foreign currency exchange loss	(5,485)	(2,013)	(1,547)	(243)
Loss before income tax and share of associates’ (loss) income	(50,482)	(80,731)	(91,881)	(14,407)
Income tax	(241)	(1,173)	(1,682)	(264)
Share of associates’ (loss) income	(64)	536	657	103
Net loss	(50,787)	(81,368)	(92,906)	(14,568)
Net loss attributable to non-controlling interest	612	940	1,249	196
Net loss attributable to IFM Investments Limited	(50,175)	(80,428)	(91,657)	(14,372)

Net loss per share, basic	(0.07)	(0.12)	(0.14)	(0.02)
Net loss per share, diluted	(0.07)	(0.12)	(0.14)	(0.02)

Net loss per ADS, basic	(1.10)	(1.81)	(2.06)	(0.32)
Net loss per ADS, diluted	(1.10)	(1.81)	(2.06)	(0.32)

Number of shares used in calculating net loss per share, basic	687,194	667,647	667,672	667,672
Number of shares used in calculating net loss per share, diluted	687,194	667,647	667,672	667,672

Number of ADSs used in calculating net loss per ADS, basic	45,813	44,510	44,511	44,511
Number of ADSs used in calculating net loss per ADS, diluted	45,813	44,510	44,511	44,511

IFM Investments Limited

Reconciliations to Unaudited Condensed Consolidated Statements of Operations

(in thousands, except per ADS data)

	For the Three Months Ended
	September 30,	June 30,	September 30,	September 30,
	2010	2011	2011	2011
	RMB	RMB	RMB	US$
GAAP loss from operations	(47,411)	(80,875)	(91,675)	(14,374)
Plus:
Share-based compensation expense	2,813	801	676	106
Non-GAAP loss from operations	(44,598)	(80,074)	(90,999)	(14,268)

GAAP net loss attributable to IFM Investments Limited	(50,175)	(80,428)	(91,657)	(14,372)
Plus:
Share-based compensation expense	2,813	801	676	106
Non-GAAP net loss attributable to IFM Investments Limited	(47,362)	(79,627)	(90,981)	(14,266)

GAAP net loss per ADS, basic	(1.10)	(1.81)	(2.06)	(0.32)
GAAP net loss per ADS, diluted	(1.10)	(1.81)	(2.06)	(0.32)

Non-GAAP net loss per ADS, basic	(1.03)	(1.79)	(2.04)	(0.32)
Non-GAAP net loss per ADS, diluted	(1.03)	(1.79)	(2.04)	(0.32)

Number of ADSs used in calculating GAAP / non-GAAP net loss per ADS, basic	45,813	44,510	44,511	44,511
Number of ADSs used in calculating GAAP / non-GAAP net loss per ADS, diluted	45,813	44,510	44,511	44,511